# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanLight Acquisition Corp, CIK 0002137679
CUSIP: G8280M108
Title of class of securities: Ordinary Share, par value $0.0001 per share
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0002141071
Persons authorized to receive notices and communications: Ping Zhang, 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036, (212) 574-4425

## Reporting persons
- OceanLight Capital Sponsor Ltd (CIK 0002141071): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 5,144,750; shared voting power 0; sole dispositive power 5,144,750; shared dispositive power 0; aggregate amount beneficially owned 5,144,750 (33.53% of the class)
  Comment: Includes (i) 4,933,500 ordinary shares of the Issuer, $0.0001 par value ("Founder Shares"), of which up to 643,500 remain subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised, and (ii) 211,250 ordinary shares underlying private placement units purchased by OceanLight Capital Sponsor Ltd. (the "Sponsor") simultaneously with the Issuer's initial public offering. As of the date hereof, the over-allotment option has not been exercised and the exercise period has not expired. HBM Group, Inc. owns 17.63% of the Sponsor, and Luminark Holdings LLC owns 10% of the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share, par value $0.0001 per share
Name of issuer: OceanLight Acquisition Corp
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Reporting Person. The Reporting Person is the holder of record of approximately 33.53% of the Issuer's outstanding Ordinary Shares based on 15,344,750 Ordinary Shares issued and outstanding immediately following the closing of the Issuer's initial public offering on August 10, 2026, prior to any forfeiture of Founder Shares in respect of the underwriters' over-allotment option.
Residence or business address: The principal business address of the Reporting Person is 1185 Avenue of the Americas, Suite 349, New York, NY 10036.
Present principal occupation or employment: The Reporting Person is the Sponsor of the Issuer in connection with the Issuer's initial public offering and potential business combination.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: The Reporting Person is a British Virgin Islands business company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with the organization of the Issuer, on May 29, 2026, pursuant to a Securities Subscription Agreement, the Issuer issued an aggregate of 4,933,500 ordinary shares as Founder Shares to the Sponsor for an aggregate purchase price of $25,000. The Founder Shares include 643,500 ordinary shares that are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is not exercised. On August 10, 2026, the Issuer consummated its initial public offering of 10,000,000 units. As of the date of this Schedule 13D, the underwriters have not exercised the over-allotment option and the period during which they may exercise such option has not expired; accordingly, the 643,500 Founder Shares remain outstanding and subject to forfeiture in whole or in part depending on any subsequent exercise of the over-allotment option. Simultaneously with the consummation of the Issuer's initial public offering, the Sponsor purchased 211,250 private placement units (the "Private Units") of the Issuer at $10.00 per Private Unit. Each Private Unit consists of one ordinary share (collectively, the "Private Shares"), one right to receive one-fourth (1/4) of one ordinary share upon the consummation of the Issuer's initial business combination, and one redeemable warrant. The Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors, subject to applicable lock-up restrictions. Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Person, the Reporting Person has agreed, among other things, to vote shares held by it in favor of a proposed initial business combination, subject to applicable law and the terms of the applicable agreements; to waive certain redemption rights with respect to its Founder Shares and certain other shares; and to waive rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete an initial business combination within the period specified in its amended and restated memorandum and articles of association. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Person is based upon 15,344,750 Ordinary Shares issued and outstanding immediately following the closing of the Issuer's initial public offering on August 10, 2026, consisting of 10,000,000 public shares, 4,933,500 Founder Shares, 211,250 Private Shares and 200,000 representative shares, prior to any forfeiture of Founder Shares in respect of the underwriters' over-allotment option. The Reporting Person beneficially owns 5,144,750 Ordinary Shares, representing approximately 33.53% of the total issued and outstanding Ordinary Shares. As of the date of this Schedule 13D, the over-allotment option has not been exercised and the exercise period has not expired.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Person has sole voting and dispositive power over 5,144,750 Ordinary Shares, representing approximately 33.53% of the total issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as described in Items 4 and 6 of this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer's Ordinary Shares during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Securities Subscription Agreement. On May 29, 2026, the Issuer and the Sponsor entered into a Securities Subscription Agreement, pursuant to which the Sponsor purchased 4,933,500 ordinary shares as Founder Shares for an aggregate purchase price of $25,000. Up to 643,500 Founder Shares are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is not exercised. The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed as Exhibit 10.5 to the Issuer's registration statement on Form S-1, as amended (File No. 333-296802), and is incorporated by reference herein. Private Placement Units Purchase Agreement. In connection with the IPO, the Issuer and the Sponsor entered into a Private Placement Units Purchase Agreement pursuant to which the Sponsor agreed to purchase 211,250 Private Units at $10.00 per Private Unit simultaneously with the consummation of the IPO and up to an additional 7,500 Private Units if the underwriters exercise the over-allotment option in full or in part. Each Private Unit consists of one Ordinary Share, one right to receive one-fourth (1/4) of one Ordinary Share upon the consummation of the Issuer's initial business combination, and one redeemable warrant. As of the date of this Schedule 13D, no additional Private Units have been purchased pursuant to the over-allotment option. The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed as Exhibit 10.6 to the Issuer's registration statement on Form S-1, as amended, and is incorporated by reference herein. Letter Agreement. In connection with the IPO, the Issuer, the Sponsor, the Issuer's officers and directors and the representative of the underwriters entered into a letter agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, the Sponsor agreed, among other things, to vote shares held by it in favor of a proposed initial business combination, subject to applicable law and the terms thereof; to waive certain redemption and liquidation rights; and to certain transfer restrictions applicable to the Founder Shares and Private Units. The Founder Shares generally may not be transferred until the earlier of 180 days following the consummation of the Issuer's initial business combination or certain specified transactions following the business combination, and the Private Units (including the Private Shares, private warrants and private rights) generally may not be transferred until 30 days after the completion of the initial business combination, in each case subject to permitted transfers. The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed as Exhibit 10.1 to the Issuer's registration statement on Form S-1, as amended, and is incorporated by reference herein. Registration Rights Agreement. In connection with the IPO, the Issuer and the holders of the Founder Shares, Private Units and certain other securities entered into a registration rights agreement providing certain demand and piggyback registration rights, subject to customary conditions and limitations. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed as Exhibit 10.3 to the Issuer's registration statement on Form S-1, as amended, and is incorporated by reference herein. Share Escrow Agreement. In connection with the IPO, the Issuer, the Sponsor, the other initial shareholders and Continental Stock Transfer & Trust Company, as escrow agent, entered into a Share Escrow Agreement pursuant to which the Founder Shares are subject to the escrow and transfer restrictions described therein. The description of the Share Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed as Exhibit 10.8 to the Issuer's registration statement on Form S-1, as amended, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Form of Letter Agreement by and among the Issuer, the Sponsor, the Issuer's officers and directors and the representative of the underwriters (incorporated by reference to Exhibit 10.1 to the Issuer's registration statement on Form S-1, as amended (File No. 333-296802)).
https://www.sec.gov/Archives/edgar/data/2137679/000182912626007426/oceanlightacq_ex10-1.htm

Exhibit 2 - Form of Private Placement Units Purchase Agreement by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Issuer's registration statement on Form S-1, as amended (File No. 333-296802)).
https://www.sec.gov/Archives/edgar/data/2137679/000182912626007426/oceanlightacq_ex10-6.htm

Exhibit 3 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's registration statement on Form S-1, as amended (File No. 333-296802)).
https://www.sec.gov/Archives/edgar/data/2137679/000182912626007426/oceanlightacq_ex10-3.htm

Exhibit 4 - Securities Subscription Agreement between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer's registration statement on Form S-1, as amended (File No. 333-296802)).
https://www.sec.gov/Archives/edgar/data/2137679/000182912626007426/oceanlightacq_ex10-5.htm

Exhibit 5 - Form of Share Escrow Agreement among the Issuer, the Sponsor, the other initial shareholders and Continental Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.8 to the Issuer's registration statement on Form S-1, as amended (File No. 333-296802)).
https://www.sec.gov/Archives/edgar/data/2137679/000182912626007426/oceanlightacq_ex10-8.htm

## Signatures
- OceanLight Capital Sponsor Ltd: /s/ Ping Zhang, Ping Zhang / Manager (08/19/2026)